OKALLA CORP.

(formerly Aloak Corp.)



INTERIM FINANCIAL STATEMENTS

3rd Quarter Reports
June 30, 2006

(Presented in U.S. Dollars)

4303-9th Street S.E.
Calgary, Alberta
T2G 3C8
Phone: (403) 537-9940
Fax: (403) 265-3286
Website: www.okalla.com

In accordance with national instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim balance sheet as at June 30, 2006 nor the unaudited interim statements of operations and cash flows for the periods ended June 30, 2006 and June 30, 2005.

OKALLA CORP. (formerly ALOAK CORP.)
INTERIM CONSOLIDATED BALANCE SHEET
(Unaudited - Prepared by Management)
(All amounts in US Dollars unless otherwise stated)

		June 30 2006		September 30 2005
ASSETS				
CURRENT ASSETS				
Cash	$	849,569	$	110,341
Accounts receivable		-		8,106
Prepaid expenses		2,687		5,142
		852,256		123,589
INVESTMENTS		2,651		-
INTANGIBLE ASSETS		17,275		-
PROPERTY, PLANT AND EQUIPMENT		808,423		-
	$	1,680,605	$	123,589
LIABILITIES				
CURRENT LIABILITIES				
Accounts payable and accrued liabilities	$	589,473	$	194,143
Convertible debentures (note 5)		-		183,888
Loans payable (note 6)		89,690		86,130
		679,163		464,161
SHAREHOLDERS' DEFICIENCY				
SHARE CAPITAL (note 3)		2,423,277		707,760
CONTRIBUTED SURPLUS (note 3)		451,930		89,836
DEFICIT		(1,873,765)		(1,138,167)
		1,001,442		(340,571)
	$	1,680,605	$	123,589

Future operations (note 1)
See accompanying notes to financial statements

Approved on behalf of the Board

"Clyde Beattie" Clyde Beattie, Director

"Gregory Smith" Gregory Smith, Director

OKALLA CORP. (formerly ALOAK CORP.)
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(Unaudited - Prepared by Management)
(All amounts in US Dollars unless otherwise stated)

	Three months ended June 30, 2006	Three months ended June 30, 2005	Nine months ended June 30, 2006	Nine months ended June 30, 2005
REVENUE	$ 35,990	$ 43,116	$ 48,031	$ 146,206
EXPENSES				
General and administrative	177,770	21,976	271,851	77,585
Processing and system operations	111,318	25,235	105,331	78,458
Reporting to shareholders	5,135	2,919	10,719	8,423
Stock exchange and transfer agent fees	3,397	2,144	7,553	5,358
Stock based compensation	78,927	-	362,094	-
Interest	1,009	4,703	11,080	14,272
Amortization	1,669	1,979	2,225	6,003
	379,225	58,957	770,853	190,099
NET LOSS BEFORE THE FOLLOWING ITEMS	(343,235)	(15,840)	(722,822)	(43,893)
Exchange gains and losses	(29,650)	5,945	(22,432)	(13,321)
Interest Income	7,273	-	9,656	-
	(22,377)	5,945	(12,776)	(13,321)
NET LOSS FOR THE PERIOD	(365,612)	(9,895)	(735,598)	(57,214)
DEFICIT, beginning of period	(1,508,153)	(1,244,289)	(1,138,167)	(1,196,970)
DEFICIT, end of period	$ (1,873,765)	$ (1,254,184)	$ (1,873,765)	$ (1,254,184)
LOSS PER SHARE - basic and diluted	$ $ (0.00)	$ $ (0.00)	$ $ (0.01)	$ $ (0.00)
WEIGHTED AVERAGE SHARES OUTSTANDING Basic and diluted	90,016,503	58,226,057	72,358,436	58,226,057

See accompanying notes to financial statements

OKALLA CORP. (formerly ALOAK CORP.)
INTERIM CONSOLIDATED STATEMENT OF CASH FLOW
(Unaudited - Prepared by Management)
(All amounts in US Dollars unless otherwise stated)

	Three months ended June 30, 2006	Three months ended June 30, 2005	Nine months ended June 30, 2006	Nine months ended June 30, 2005
CASH FLOWS PROVIDED BY (USED IN):				
OPERATING ACTIVITIES				
Loss for the period	$ (365,612)	$ (9,895)	$ (735,598)	$ (57,214)
Add non-cash items				
Amortization	1,669	1,979	2,225	6,003
Foreign exchange	45,781	(3,385)	38,563	15,833
Stock based compensation	78,927	-	362,094	-
	(239,235)	(11,301)	(332,716)	(35,378)
Net change in non-cash working capital items	170,998	10,410	26,118	37,497
	(68,237)	(891)	(306,598)	2,119
INVESTING ACTIVITIES				
Cash acquired on acquistion of Probilling Inc. (Note 2)	-	-	974,830	-
	-	-	974,830	-
FINANCING ACTIVITIES				
Stock options exercised	10,789	-	70,996	-
	10,789	-	70,996	-
INCREASE (DECREASE) IN CASH	(57,448)	(891)	739,228	2,119
CASH:				
Beginning of period	907,017	3,100	110,341	90
End of period	$ 849,569	$ 2,209	$ 849,569	$ 2,209

See accompanying notes to financial statements

1 Basis of Presentation and Continuance of Operations

These unaudited interim consolidated financial statements, which have not been reviewed by the Corporation's auditors, should be read in conjunction with the audited financial statements for the year ended September 30, 2005 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The interim financial statements follow the same accounting policies and methods of computations as the audited financial statements for the year ended September 30, 2005 except for the newly adopted policies for amortization of property, plant and equipment and revenue recognition.

On March 1, 2006, the Corporation acquired all of the issued and outstanding shares of Probilling Inc., an internet-based billing transaction processor. (See Note 2)

The Corporation has changed its reporting currency from Canadian dollars to US dollars effective March 1, 2006 as a result of the acquisition of Probilling Inc. (See Note 2). As the majority of Probilling Inc.'s assets and liabilities, revenues and expenses are in US dollars and effective March 1, 2006 Probilling's activities are the majority of the Corporation's activities, the comparative year's financial statements have been restated to reflect this change in the reporting currency.

In June 2006, the Corporation underwent a corporate name change. Aloak Corp. changed its name to Okalla Corp.

During fiscal years 2005 and 2004, Okalla Corp. (the "Corporation") operated web services which enabled its customers to establish and enhance their internet presence using a combination of domain registration services, web site development and hosting, email services and application service provider/software applications ("web services") and development/application services that develops and markets a software application branded "VESA" which was designed specifically for subscription based marketing programs in the retail audio/video/game industry. On September 19, 2005, the Corporation sold the web services and all assets and obligations associated with it. The Corporation has continued its marketing of the VESA software with limited success to date.

Subsequent to the acquisition of Probilling Inc., the Corporation generated commission and royalty revenues. Commission revenue is generated by way of commissions charged on processing payments on behalf of customer merchants. At the time the payment is processed a set commission rate is applied and the amount calculated from each payment is recognized as revenue at that time. Royalty revenue relates to the Corporation providing rights and licenses for the use of software and is recognized monthly as time passes and in accordance with specific contractual agreements.

Subsequent to September 30, 2005, the subsidiaries Aloak Inc. and Aloak Software Inc. underwent corporate name changes. Aloak Inc. is now ccWebPay Inc. and Aloak Software Inc. is now VESA Software Inc.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Corporation has accumulated losses amounting to $1,873,765 to June 30, 2006 (September 30, 2005 - $1,138,167) and current nine months ended June 30, 2006 loss of $735,598 (2005 - $57,214). The Corporation has working capital of $173,093 (September 30, 2005 deficiency- $340,572). There is significant doubt about the Corporation's ability to continue as a going concern as the Corporation has not generated a level of revenue sufficient to support the ongoing operations. The Corporation's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required and ultimately to obtain successful operations. The Corporation completed the acquisition of Probilling Inc. which in management's opinion will have significant impact on operations. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classifications of liabilities that might be necessary should the Corporation be unable to continue as a going concern for a reasonable period of time.

All amounts in US Dollars unless otherwise stated

2 Acquistion of Probilling Inc.

On March 1, 2006 the Corporation acquired all of the issued and outstanding common shares of Probilling Inc. for a purchase price of $1,419,823. The purchase price was paid by the issuance of 31,068,028 common shares of the Corporation at an estimated fair value of $ 0.026 ($0.03CDN) per share and a $600,000 convertible debenture. (subsequently converted to 9,140,638 Preferred Shares) (See note 3).

The acquisition was accounted for under the purchase method and the results of operations from the date of acquisition have been included in these financial statements.

	$
Net assets acquired:	
Cash	974,830
Accounts Receivable	163,448
Intangible Assets	17,275
Property, plant and equipment*	810,092
Investment	2,651
Accounts Payable	(549,029)
Net assets acquired	1,419,823
Purchase consideration:	
Common shares issued	
31,068,028 @ $0.026 ($0.03CDN)**	819,823
Convertible debenture issued	600,000
	1,419,823

* The property, plant and equipment acquired consist of the "Probilling"software system. As it was not possible to fully evaluate the fair value of the software system at acquisition, the Corporation will be reviewing the carrying value of the software system for impairment in future periods.
** The $0.026 ($0.03CDN) was the trading value of the Corporation shares at the time of entering into the agreement to acquire Probilling Inc.

All amounts in US Dollars unless otherwise stated

3 Share capital and contributed surplus

a) Authorized

Unlimited number of common shares without par value.
Unlimited number of preferred shares without par value.

b) Issued

	June 30, 2006	September 30, 2005
Common shares	$1,598,579	$707,760
Preferred Shares	824,698	-
	$2,423,277	$707,760

i) Common Shares

	Share Capital		Contributed Surplus
	Number of Shares	Amount	Amount
Balance, September 30, 2005	58,226,057	$707,760	$89,836
Issued during period	Nil	Nil	-
Balance, December 31, 2005	58,226,057	$707,760	$89,836
Issued during period	31,068,028	819,823	-
Stock options granted	-	-	283,167
Stock options exercised	700,000	60,207	-
Balance, March 31, 2006	89,994,085	$1,587,790	$373,003
Stock options granted	-	-	78,927
Stock options exercised	120,000	10,789	-
Balance, June 30, 2006	90,114,085	$1,598,579	$451,930

ii) Preferred Shares

	Number of Shares	Amount
Balance, September 30, 2005	-	-
Issued upon conversion of debentures (note 5)	9,140,638	$824,698
Balance, June 30, 2006	9,140,638	$824,698

These Preferred Shares have an annual dividend rate of 8% and are convertible to units at an ascribed price of $0.089 ($0.10CDN) per Unit. Each Unit will consist of one Common Share and one Common Share purchase warrant. Each Warrant will be exercisable into one Common Share at an exercise price of $0.108 ($0.12CDN) per Common Share for a period of one year from the date of issuance of the Warrant.

All amounts in US Dollars unless otherwise stated

c) Options

The Corporation has an option plan, (the "Plan"), under which up to 10% of the issued and outstanding common shares are reserved for issuance to directors, officers, employees or consultants. Under the Plan, the options granted vest immediately and expire on the earlier of five years from the grant date or such date that the Directors determine, and not more than 60 days from the date in which the optionee ceases to be a director, officer, employee or consultant to the Corporation. The exercise price of the options granted under the Plan will not be less than that from time to time permitted under the rules of the stock exchange or exchanges on which the shares are then listed, which price reflects trading values at that time.

Options outstanding and exercisable at June 30, 2006:

Expiry Date	Number of options	Exercise Price
March 8, 2007	2,300,000	$ 0.089 ($0.10CDN)
March 8, 2011	5,500,000	$ 0.161 ($0.18CDN)
June 12, 2011	950,000	$ 0.251 ($0.28CDN)
	8,750,000	

At June 30, 2006, the weighted average contractual life is 3.664 years.

Stock option transactions during the period:

	Number of options	Weighted Average Exercised Price
Balance September 30, 2005	3,910,000	$0.089 ($0.10CDN)
Stock options cancelled	(840,000)	$0.089 ($0.10CDN)
Stock options exercised	(820,000)	$0.089 ($0.10CDN)
Stock options granted	6,500,000	$0.170 ($0.19CDN)
Balance June 30, 2006	8,750,000	$0.135 ($0.15CDN)

d) Stock-Based Compensation

The Corporation follows the "fair value" method of accounting for stock-based compensation arrangements, whereby the fair value of the stock options is determined and recorded as compensation cost and a credit to contributed surplus over the vesting period. The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option.

Stock options, which vested during the nine months ended June 30, 2006, were valued at $362,094 (September 2005 – Nil). The valuations were calculated in accordance with the Black-Scholes Option Pricing Model using the following assumptions:

	March 31, 2006	June 30, 2006
Risk-free interest rate	3.99%	4.20%
Expected life of options	2 to 3 years	3 years
Expected stock price volatility	42.0%	42.0%
Expected dividend yield	0.00%	0.00%

The expected price volatility was determined by using an average of similar companies in the industry.

All amounts in US Dollars unless otherwise stated

e) Escrow shares

At June 30, 2006, there were 6,195,824 common shares held in escrow. There are two remaining escrow releases scheduled for September 2006 and March 2007 for 3,097,912 shares each.

4 Related party transactions

During the nine months ended June 30, 2006, companies controlled by certain officers and directors of the Corporation billed the Corporation $63,554 for administrative and consulting services provided during the period. These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties. It is management's belief that the Corporation is not economically dependent on these related entities, as the future viability of the Corporation does not depend on the continuance of such business.

5 Convertible Debentures

On February 28, 2006 pursuant to the acquisition of Probilling Inc. (See Note 2) the Corporation issued $600,000 in convertible debentures to a company that now owns 34.5% of the total issued and outstanding common shares of the Corporation. This debenture was interest bearing at 8% per annum, is unsecured with principal amounts and interest due on February 28, 2009.

On March 13, 2003 the Corporation issued $183,888 in convertible debentures to companies controlled by directors of the Corporation. The debentures were interest bearing at 11% per annum payable semi-annually on June 30 and December 31, were secured by the assets of the Corporation and were due March 13, 2008. On February 28, 2006 the Corporation agreed to exchange these previously outstanding convertible debentures to new $183,888 convertible debentures. These debentures bear interest at 8% per annum, are secured by the assets of the Corporation with principal amounts and interest due on February 28, 2009.

The $600,000 and $183,888 debentures plus interest accrued to May 17, 2006 were converted into 9,140,638 non-voting convertible preferred shares. (See Note 3b(ii)).

The convertible debentures were a compound financial instrument. Management determined that the fair value of the conversion right and warrants was not material when the debt was issued.

6 Loans payable

On December 18, 2003, the Corporation's subsidiary companies entered into a loan agreement for $89,690 with parties related to the Corporation by virtue of being directors, officers and shareholders. This amount is due on demand and bears interest at 11% per annum and is secured by a general security agreement covering the assets of the Corporation's subsidiaries.

7 Web Transaction Services, Inc. proposed acquisition

On June 1, 2006 the Corporation entered into a letter agreement with Web Transaction Services, Inc. ("WTS") of Austin, Texas. This agreement would result in the Corporation acquiring all of the issued and outstanding common shares of WTS for an aggregated purchase price of $11,000,000. WTS is a private Corporation formed in 1997 under the laws of the State of California, with offices in Austin, Texas. WTS is a leading provider of secure, reliable and user-friendly e-check payment and ticketing systems for on-line subscriptions and instant access management processing. Additional services include ACH gateway processing and file management, fraud prevention, real-time reporting and customer service. On August 18, 2006, the Corporation extended the date for entering into a formal agreement to October 16, 2006.

OKALLA CORP. (formerly ALOAK CORP.)
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED JUNE 30, 2006
ALL AMOUNTS IN US DOLLARS UNLESS OTHERWISE STATED

The information included in this document should be read in conjunction with the audited financial statements for the year-ended September 30, 2005 and related notes thereto. The Corporation has changed its reporting currency from Canadian dollars to US dollars effective March 1, 2006 as a result of the acquisition of Probilling Inc. As the majority of Probilling Inc.'s assets and liabilities, revenues and expenses are in US dollars and effective March 1, 2006 Probilling's activities are the majority of the Corporation's activities, the comparative year's financial information have been restated to reflect this change in the reporting currency.

The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Corporation's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is August 28, 2006.

1) Principal Business of the Corporation

During fiscal years 2005 and 2004 the Corporation operated web services which enabled its customers to establish and enhance their internet presence using a combination of domain registration services, web site development and hosting, email services and application service provider/software applications ("web services") and development/application services that develops and markets a software application branded "VESA" which was designed specifically for subscription based marketing programs in the retail audio/video/game industry.

The Corporation has continued its marketing of the VESA software with limited success to date. On March 1, 2006, the Corporation acquired all of the issued and outstanding shares of Probilling Inc. Probilling Inc. is an eCommerce Payment Processing provider specializing in Automated Clearing House (ACH) and Pay-by-Phone (1-900 Billing) transactions for the Internet Merchant. The Corporation generates commission and royalty revenues. Commission revenue is generated by way of commissions charged on processing payments on behalf of customer merchants. At the time the payment is processed a set commission rate is applied and the amount calculated from each payment is recognized as revenue at that time. Royalty revenue relates to the Corporation providing rights and licenses for the use of software and is recognized monthly as time passes and in accordance with specific contractual agreements.

The Corporation has changed its reporting currency from Canadian dollars to US dollars effective March 1, 2006 as a result of the acquisition of Probilling Inc. The majority of Probilling Inc.'s assets and liabilities, revenues and expenses are in US dollars and Probilling's activities are the majority of the Corporation's activities. The comparative year's financial statements have been restated to reflect this change in the reporting currency.

In June 2006, the Corporation underwent a corporate name change. Aloak Corp. changed its name to Okalla Corp.

2) Acquistion of Probilling Inc.

On March 1, 2006 the Corporation acquired all of the issued and outstanding common shares of Probilling Inc. for a purchase price of $1,419,823. The purchase price was paid by the issuance of 31,068,028 common shares of the Corporation at an estimated fair value of $0.026 ($0.03 CDN) per share and a $600,000 convertible debenture. (subsequently converted to 9,140,638 Preferred Shares)

The acquisition was accounted for under the purchase method and the results of operations from the date of acquisition have been included in the financial statements.

ALL AMOUNTS IN US DOLLARS UNLESS OTHERWISE STATED

3) Operating Results

Nine months ended June 30, 2006 compared to the nine months ended June 30, 2005

The Corporation had a net loss of $735,598 in the nine months ended June 30, 2006 versus a net loss of $57,214 in the comparative period. The more significant variances are summarized below:

	Nine Mos. Ended Jun. 30, 2006	Nine Mos. Ended Jun 30, 2005	Variance Positive (Negative)	
Revenue	$ 48,031	$ 146,206	$ (98,175)	1
General and administrative expenses	(271,851)	(77,585)	(194,266)	2
Stock option compensation	(362,094)	-	(362,094)	
Other revenue and expense items	(149,684)	(125,835)	(23,849)	2
Net loss	$ (735,598)	$ (57,214)	$ (678,384)	

Details of significant variances:

1. The decrease in revenue is a result of the sale of the web services in fiscal 2005.
2. The increase in general and administrative expenses and other revenue and expense items is due to increase of costs to carry on the Probilling Inc. business.

Three months ended June 30, 2006 compared to the three months ended June 30, 2005

The Corporation had a net loss of $365,612 in the three months ended June 30, 2006 versus a net loss of $9,895 in the comparative period. The more significant variances are summarized below:

	Three Mos. Ended Jun. 30, 2006	Three Mos. Ended Jun 30, 2005	Variance Positive (Negative)	
Revenue	$ 35,990	$ 43,116	$ (7,126)	1
General and administrative expenses	(177,770)	(21,976)	(155,794)	2
Stock option compensation	(78,927)	-	(78,927)	
Other revenue and expense items	(144,905)	(31,035)	(113,870)	2
Net loss	$ (365,612)	$ (9,895)	$ (355,717)	

1. The revenue for the three months ended June 30, 2005 relates to the web services business that was sold in fiscal 2005. The revenue for the three months ended June 30, 2006 relates to the business acquired with the acquisition of Probilling Inc.
2. The increase in general and administrative expenses and other revenue and expense items is due to increase of costs to carry on the Probilling Inc. business.

ALL AMOUNTS IN US DOLLARS UNLESS OTHERWISE STATED

4) Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,		2005		2004		2003
Financial Results						
Revenue	$	169,526	$	291,234	$	320,041
General and administrative expenses	$	(70,128)	$	(168,995)	$	(282,776)
Other revenue and expense items	$	(173,903)	$	(222,319)	$	(273,854)
Gain on sale of assets	$	133,308				
Net Income (Loss)	$	58,803	$	(100,080)	$	(235,590)
Basic and diluted earnings (loss) per share		$ 0.00		$ 0.00		(0.01)
Financial Position	$		$		$	
Working capital (deficiency)	$	(340,572)	$	(424,997)	$	(334,525)
Total assets	$	123,589	$	64,080	$	86,009
Share Capital	$	707,760	$	707,760	$	707,760
Contributed Surplus	$	89,836	$	89,836	$	89,836
Deficit	$	(1,138,167)	$	(1,196,970)	$	(1,096,890)

5) Selected Quarterly Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	Jun 30 2006	Mar 31 2006	Dec 31 2005	Sept 30 2005	Jun 30 2005	Mar 31 2005	Dec.31 2004	Sept.30 2004
Revenue	$35,990	$12,042	$ -	$23,320	$43,116	$47,472	$55,618	$72,666
General and administrative expenses	(177,770)	(65,813)	(28,308)	7,457	(21,976)	(35,030)	(20,579)	(18,348)
Other revenue and expense items	(144,905)	7,480	(12,220)	(48,338)	(31,035)	(36,020)	(58,510)	(58,821)
Stock option compensation	(78,927)	(283,167)	-	-	-	-	-	-
Gain on sale of assets	-	-	-	133,308	-	-	-	-
Net Income (Loss)	$(365,612)	$ (329,458)	$ (40,528)	$115,747	$(9,895)	$(23,578)	$(23,471)	$(4,503)
Basic and diluted earnings (loss) per share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00

Details of significant variance:

Revenues – General downward trend in revenue from Sept 2004 to Sept 2005 is due to reduction of employees available to do consulting work. In September, 2005 quarter the Corporation sold the web services business which accounted for the majority of the Corporation's revenue. There was no revenue for the period December 2005 to February 2006 as a result of the sale of the web services business. Revenues in March 2006 and June 2006 are a result of the acquisition of Probilling Inc.
General and administrative expenses – general downward trend as a result of cost reductions and a recovery of previously expensed legal costs in the fourth quarter of 2005. In March, 2006 and June 2006 quarters an increase of costs are as a result of the acquisition of Probilling Inc.
Other expense items – September 2004 third party costs related to development of software. In June 2006 quarter increase is a result of upgrading of the Probilling software.

ALL AMOUNTS IN US DOLLARS UNLESS OTHERWISE STATED

6) Liquidity and Capital Resources

The Corporation's working capital position at June 30, 2006 was $173,093, (September 30, 2005 deficiency- $340,572). The large increase in working capital is attributed to the acquisition of Probilling Inc. This should allow the Corporation to generate revenues from this source.

7) Related Party Transactions

The Corporation paid or accrued $63,554 to companies controlled by certain common officers and directors for administrative and consulting services.

Related party transactions were in the normal course of operations and were measured at the "exchange amount," which is the amount of consideration established and agreed to by the related parties.

8) Capital Stock and Contributed Surplus

a) Issued

Refer to Note 3 to the financial statements. There was no change to issued and outstanding capital stock during the period from June 30, 2006 to August 28, 2006.

b) Stock options and warrants

Warrants

There were no warrants outstanding at June 30, 2006 and none have been issued since then.

Options

Refer to Note 3c to the financial statements. No options have been exercised or cancelled and none have expired from June 30, 2006 to August 28, 2006. During the period from June 30, 2006 to August 28, 2006 20,000 stock options were granted and are convertible into 20,000 shares at $0.0188 ($0.21CDN) per share expiring on July 13, 2011.

c) Escrow Shares

There has been no change in outstanding escrow shares between June 30, 2006 and August 28, 2006.

9) Directors and Officers

Clyde Beattie, President, Chief Executive Officer and Director
Gregory Smith, Chief Financial Officer and Director
Ian McAskile, Director
Evan Wasoff, Director
Colin Holowaychuk, Vice President of Business Development and Director
Jay Gibb, Director
Barbara O'Neill, Corporate Secretary

10) Management Remuneration

Mr. Colin Holowaychuk was appointed Vice President of Business Development on June 13, 2006. Mr. Holowaychuk was a salaried employee of the Corporation. His salary for the nine months ended June 30, 2006 was $7,676.

Directors are remunerated in cash for attendance at meetings of the board of directors or audit committee, ($448 ($500CDN) for each meeting attended in person; $269 ($300CDN)) for each meeting attended by telephone). Further they receive stock options in recognition of their service. During the nine months ended June 30, 2006 4,050,000 stock options were granted to Messrs. Beattie, Smith, McAskile, Wasoff, Holowaychuk and Gibb and Ms. O'Neill.

ALL AMOUNTS IN US DOLLARS UNLESS OTHERWISE STATED

11) Risks

An investment in the Corporation's securities is considered speculative. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Corporation has accumulated losses amounting to $1,873,765 and a current period loss of $735,598. There is significant doubt about the Corporation's ability to continue as a going concern as the Corporation has not generated a level of revenue sufficient to support the ongoing operations. The Corporation's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required and ultimately to obtain successful operations. However, no assurance can be given at this time as to whether the Corporation will achieve any of these conditions. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classifications of liabilities that might be necessary should the Corporation be unable to continue as a going concern for a reasonable period of time.

In processing payment transactions for its merchant customers the Corporation is subject to charge backs from the financial institutions processing the transactions for charges that have been refused. This risk is mitigated by the Corporation holding back payments due to the merchant customers and any charge backs related to their customers are deducted from these hold backs or reserves. Based on a number of years experience, the Corporation has determined that the reserves are adequate to indemnify the Corporation for any charge backs that might occur.

In addition our proprietary fraud prevention tools are integral in protection from online fraud and chargebacks. Initially we invented our proprietary fraud scrubbing technologies to process high risk online transactions, which are notorious for payment fraud and chargebacks related issues. We use these technologies, combined with consumer identity verification procedures for mitigating risk associated in providing online products and services through our subsidiary companies.

12) Significant Accounting Policies

The most significant accounting policy is that of revenue recognition. Revenue is generated by way of commissions charged on processing payments on behalf of customer merchants. At the time the payment is processed a set commission rate is applied and the amount calculated from each payment is recognized as revenue at that time.

13) Outlook

During the current period the Corporation continued to invest in upgrades and systems improvements in regards to the Probilling software and initiated marketing efforts in order to re-launch the Probilling brand. As a result of these expenditures and efforts, the revenues from the Probilling division should increase over the coming months.

On June 1, 2006 the Corporation entered into a letter agreement with Web Transaction Services, Inc. ("WTS") of Austin, Texas. This agreement would result in the Corporation acquiring all of the issued and outstanding common shares of WTS for an aggregated purchase price of $11,000,000. WTS is a private Corporation formed in 1997 under the laws of the State of California, with offices in Austin, Texas. WTS is a leading provider of secure, reliable and user-friendly e-check payment and ticketing systems for on-line subscriptions and instant access management processing. Additional services include ACH gateway processing and file management, fraud prevention, real-time reporting and customer service. On August 18, 2006, the Corporation extended the date for entering into a formal agreement to October 16, 2006. The Corporation is pursuing various debt and/or equity financing to complete the acquisition. There is no assurance that the Corporation will be successful in obtaining the financing.

14) Cautionary Statements

Statements and/or financial forecasts that are unaudited and not historical are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Corporation's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel.

15) Disclosure Controls and Procedures

Management, including the Corporation's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness and operation of the Corporation's disclosure controls and procedures. The Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2006, the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Corporation files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. The Corporation's Chief Executive Officer and Chief Financial Officer have concluded that the Corporation disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Corporation's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.